FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F          X                    Form 40-F
                -------


        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


        Yes                    No          X
                                        -------


        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

# FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# sappi






# 2nd

quarter results and half-year
ended March 2007

# Sappi is the world's leading producer of coated fine paper

## Sales by product group *



| | | | |
|---|---|---|---|
| Coated fine paper | 64% | Packaging and newsprint | 8% |
| Uncoated fine paper | 5% | Pulp | 14% |
| Coated specialities | 8% | Other | 1% |

## Sales: where the product is manufactured *



| | | | |
|---|---|---|---|
| North America | 29% | Southern Africa | 25% |
| Europe | 46% | | |

## Sales: where the product is sold *



| | | | |
|---|---|---|---|
| North America | 29% | Southern Africa | 15% |
| Europe | 41% | Asia and other | 15% |

## Geographic ownership **



| | | | |
|---|---|---|---|
| South African | 60% | Europe and ROW † | 10% |
| North America | 30% | | |

*for the six months ended March 2007*
*** estimate as at 31 March 2007*
*† Rest of World*

magno     HannoArt     Lustro     royal     DUKUZA Triple Green

# financial highlights

- EPS 25 US cents
- Forest Products performance strong
- Price increase in Europe achieved
- Nash mill site sold – contributed 8 US cents
- Wood costs in Europe soar
- Strong cash flow

# summary

| | Quarter ended | | | Half-year ended | |
|---|---|---|---|---|---|
| | March 2007 | Dec 2006 | March 2006 | March 2007 | March 2006 |
| Sales (US$ million) | 1,318 | 1,267 | 1,256 | 2,585 | 2,431 |
| Operating profit (US$ million) | 117 | 92 | 59 | 209 | 108 |
| Operating profit to sales (%) | 8.9 | 7.3 | 4.7 | 8.1 | 4.4 |
| EBITDA ** (US$ million) * | 211 | 187 | 158 | 398 | 304 |
| EBITDA ** to sales (%) * | 16.0 | 14.8 | 12.6 | 15.4 | 12.5 |
| Operating profit to average net assets (%) * | 11.7 | 9.4 | 5.9 | 10.7 | 5.3 |
| EPS (US cents) | 25 | 13 | 4 | 38 | 4 |
| Return on average equity (ROE) (%) * | 15.7 | 8.4 | 2.4 | 12.2 | 1.1 |
| Net debt (US$ million) * | 2,236 | 2,278 | 2,172 | 2,236 | 2,172 |
| Net debt to total capitalisation (%) * | 46.2 | 46.7 | 44.3 | 46.2 | 44.3 |

*   Refer to page 15, Supplemental Information for the definition of the term.

**  Refer to page 16, additional information in Supplemental Information for the reconciliation of EBITDA to profit.

AVALON Triple Green     Opus     McCoy     Typek     Somerset
Paper that's part of your life

# comment

The operating performance of the group continued to improve in the quarter and was led by the Forest Products business which benefited from strong pulp prices and a weaker Rand against the US Dollar compared to a year ago. The profitability of our European and North American regions has lagged despite favourable market developments, largely as a result of high input costs.

Group sales increased 5% to US$1.3 billion reflecting higher volumes and price improvements in the Southern African businesses and a price increase in Europe.

High raw material input costs and energy costs remain an issue. As a group we are economically integrated as far as pulp is concerned. We sell slightly more pulp than we purchase and therefore have a net benefit from strong pulp prices. However, high pulp prices squeeze the margin of our European business which is only partially integrated. In Europe we also suffer from the impact of severely increased wood costs. In other regions the rate of input price rises has abated to some extent but input prices remain very high.

Manufacturing fixed costs continue to be tightly managed with cost saving initiatives more than off-setting inflation. Selling, General and Administrative (SG&A) costs of US$93 million were US$6 million higher than a year ago largely as a result of credits for pension costs and the sale of carbon credits, which reduced SG&A last year. The restructuring of our European business is progressing and we have been able to release part of the provision we recorded in the fourth quarter last year in respect of this restructuring because of higher natural attrition and lower severance costs than estimated. The release had a favourable impact of US$6 million before tax in this quarter.

The plantation fair value price adjustment for the quarter was US$12 million (Q2 2006: US$57 million) as a result of higher market prices for wood partly offset by higher costs to deliver the wood to market.

During the quarter we sold the site of the Nash mill, Hemel Hempstead, UK for GBP24.5 million (US$46 million). We stopped operations at the mill in May 2006. A pre-tax profit of US$25 million on the sale is reported in these results.

Operating profit for the quarter increased to US$117 million in the quarter up from US$59 million a year ago. This includes the profit on the sale of Nash mill, the plantation fair value adjustment and the release of the restructuring provision.

Net finance costs were US$33 million up US$2 million for the quarter compared to a year ago, largely as a result of higher interest rates and average debt levels.

The effective tax rate for the group for the quarter was 31%. This rate was negatively impacted by the regional split of profit (specifically the tax losses in our US business were not relieved) and the effect of tax rate changes on deferred tax assets.

Net profit for the group increased to US$58 million compared to US$9 million in the equivalent quarter last year. Earnings per share were 25 US cents per share which includes the profit from the sale of Nash mill and the plantation fair value adjustment.

# cash flow and debt

Cash generated by operations was US$175 million for the quarter, approximately 50% higher than a year ago. This excludes the sale of the Nash mill site.

Capital expenditure was US$72 million, a significant reduction from the prior quarter which included up front payments for the Saiccor expansion. Cash utilised in investing activities includes the US$46 million proceeds on the sale of the Nash mill site.

Cash retained after investing activities was US$45 million after paying the annual dividend of US$68 million in the quarter which was declared in November 2006.

The net debt of US$2.2 billion was US$42 million lower than December 2006 despite funding the ongoing Saiccor expansion. Net debt to total capitalisation was slightly lower at 46.2% compared to 46.7% at December 2006.

# operating review for the quarter

*Sappi Fine Paper*

| | Quarter ended March 2007 * US$ million | Quarter ended March 2006 US$ million | % change | Dec 2006 US$ million |
|---|---|---|---|---|
| Sales | 1,057 | 1,018 | 3.8 | 1,044 |
| Operating profit (loss) | 49 | (6) | – | 16 |
| Operating profit (loss) to sales (%) | 4.6 | (0.6) | – | 1.5 |
| EBITDA * | 122 | 75 | 62.7 | 94 |
| EBITDA to sales (%) | 11.5 | 7.4 | – | 9.0 |
| RONOA pa (%) | 6.3 | (0.8) | – | 2.1 |

*\* Includes profit before tax on sale of the Nash mill site of US$25 million*

We experienced steady demand for coated fine paper in our major markets. Apparent consumption in North America was slightly below that of a year ago but shipments from domestic suppliers grew 6%. In Europe demand remained strong.

There were a number of favourable market developments in the quarter. The long trend of declining prices in Europe was finally reversed when we realised higher coated fine paper prices during the quarter. A preliminary determination by the United States Department of Commerce containing substantial countervailing duties against Asian coated woodfree imports was announced at the end of the quarter. These duties are expected to help pricing in the USA which has been dragged down for several years by increasing volumes of lower priced imports from Asia.

The performance of our fine paper business continues to reflect inadequate margins as a result of continued pressure on particular input costs.

# operating review for the quarter (continued)

*Europe*

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change (US$) | % change (Euro) | Dec 2006 US$ million |
|---|---|---|---|---|---|
| Sales | 597 | 569 | 4.9 | (4.5) | 587 |
| Operating profit | 44 * | 6 | – | – | 13 |
| Operating profit to sales (%) | 7.4 | 1.1 | – | – | 2.2 |
| EBITDA | 88 * | 53 | 66.0 | 51.2 | 61 |
| EBITDA to sales (%) | 14.7 | 9.3 | – | – | 10.4 |
| RONOA pa (%) | 9.4 | 1.4 | – | – | 2.8 |

*\* Includes profit before tax on sale of the Nash mill site of US$25 million*

We increased prices in Europe at the beginning of the quarter and initially encountered strong resistance and as a result sacrificed some market share. This was compensated for in the short-term by increasing our exports, but we aim to regain the lost volumes. Our average price in Europe increased by Euro 10/ton on the prior quarter. By the end of the quarter we had attained price increases of Euro 30/ton on sheets and Euro 20/ton on reels. This is not sufficient to produce acceptable margins and further price increases are needed.

Input costs remain high, particularly wood costs which increased by 15% from the last quarter and were approximately 50% higher than a year ago. Manufacturing fixed costs are well managed and are below those of a year ago.

*North America*

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change | Dec 2006 US$ million |
|---|---|---|---|---|
| Sales | 371 | 367 | 1.1 | 374 |
| Operating profit (loss) | 3 | (10) | – | 2 |
| Operating profit (loss) to sales (%) | 0.8 | (2.7) | – | 0.5 |
| EBITDA | 29 | 19 | 52.6 | 28 |
| EBITDA to sales (%) | 7.8 | 5.2 | – | 7.5 |
| RONOA pa (%) | 1.1 | (3.4) | – | 0.7 |

Market conditions were competitive with pressure on prices particularly for publication paper. We implemented price increases in the quarter on certain sheet products. We expect that the provisional countervailing duties implemented in the USA against Asian imports will result in higher prices for these imports and further opportunities to improve price levels for similar products. Pulp sales remain strong.

We are working to reduce unit costs and will start to see the benefit in our fourth quarter results. These actions will help offset high input costs and contribute to improving margins.

## South Africa

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change (US$) | % change (Rand) | Dec 2006 US$ million |
|---|---|---|---|---|---|
| Sales | 89 | 82 | 8.5 | 25.5 | 83 |
| Operating profit (loss) | 2 | (2) | – | – | 1 |
| Operating profit (loss) to sales (%) | 2.2 | (2.4) | – | – | 1.2 |
| EBITDA | 5 | 3 | 66.7 | 92.7 | 5 |
| EBITDA to sales (%) | 5.6 | 3.7 | – | – | 6.0 |
| RONOA pa (%) | 4.9 | (4.6) | – | – | 2.5 |

The business had strong sales volumes and improved price realisation in the quarter. Although it continues to generate a profit its margins are under pressure from high pulp prices as it purchases much of its pulp from Forest Products at market prices.

## Forest Products

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change (US$) | % change (Rand) | Dec 2006 US$ million |
|---|---|---|---|---|---|
| Sales | 261 | 238 | 9.7 | 26.8 | 223 |
| Operating profit | 69 | 69 | – | 15.6 | 78 |
| Operating profit to sales (%) | 26.4 | 29.0 | – | – | 35.0 |
| EBITDA | 90 | 87 | 3.4 | 19.6 | 95 |
| EBITDA to sales (%) | 34.5 | 36.6 | – | – | 42.6 |
| RONOA pa (%) | 18.9 | 19.2 | – | – | 23.4 |
| Plantation fair value gain | 12 | 57 | – | – | 29 |

Forest Products had a strong quarter with sales volumes of pulp and paper up 9% compared to a year ago. Prices in Rand terms showed a substantial improvement largely as a result of strong pulp prices and the weaker Rand relative to the US Dollar. The Saiccor and Usutu mills benefited particularly from the strong pulp markets. The Kraft business continued to improve its productivity during the quarter and benefited from modest price increases in the South African market.

The result for the quarter included the plantation fair value gain of US$12 million as a result of higher wood prices and was partly offset by higher costs to deliver the wood to market. The gain in the equivalent quarter last year was US$57 million.

The Saiccor expansion is progressing well.

# operating review for the quarter (continued)

## directors

Karen Osar was appointed a non-executive director with effect from 01 May 2007.

## outlook

The demand for all our products is strong and pulp prices have recently risen again, but coated fine paper operating margins remain low. Global capacity utilisation for coated fine paper remains at a high level; however, profitability in the sector does not yet reflect the improved market fundamentals. We expect to see further coated fine paper price increases before the end of this financial year to restore margins.

In North America the implementation of duties against Asian imports is likely to lead to higher prices of certain coated fine papers.

The Forest Products business is performing well and we expect further improvements particularly in Sappi Kraft.

We continue to focus on the reduction of costs, which remain a challenge. We expect further improvement in underlying earnings for the second half of the year.

On behalf of the Board

| E van As | M R Thompson | |
|---|---|---|
| Director | Director | 08 May 2007 |

## sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284

# forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# notes

# financial results

## for the quarter and half-year ended March 2007

# group income statement

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million | % change |
|---|---|---|---|---|---|---|
| Sales | 1,318 | 1,256 | 4.9 | 2,585 | 2,431 | 6.3 |
| Cost of sales | 1,141 | 1,099 | | 2,233 | 2,140 | |
| Gross profit | 177 | 157 | 12.7 | 352 | 291 | 21.0 |
| Selling, general and administrative expenses | 93 | 87 | | 181 | 170 | |
| Share of (profit) loss from associates and joint ventures | (3) | – | | (4) | 1 | |
| Other operating (income) expenses | (30) | 11 | | (34) | 12 | |
| Operating profit | 117 | 59 | 98.3 | 209 | 108 | 93.5 |
| Net finance costs | 33 | 31 | | 70 | 58 | |
| Net paid | 37 | 33 | | 73 | 65 | |
| Capitalised | (3) | – | | (4) | (1) | |
| Net foreign exchange gains | (4) | (3) | | (6) | (4) | |
| Change in fair value of financial instruments | 3 | 1 | | 7 | (2) | |
| Profit before tax | 84 | 28 | 200.0 | 139 | 50 | 178.0 |
| Taxation – current | 9 | 7 | | 15 | 15 | |
| – deferred | 17 | 12 | | 36 | 26 | |
| Profit for the period | 58 | 9 | 544.4 | 88 | 9 | 877.8 |
| Basic earnings per share (US cents) | 25 | 4 | | 38 | 4 | |
| Weighted average number of shares in issue (millions) | 227.7 | 226.0 | | 227.4 | 225.9 | |
| Diluted earnings per share (US cents) | 25 | 4 | | 38 | 4 | |
| Weighted average number of shares on fully diluted basis (millions) | 230.4 | 227.0 | | 229.6 | 226.7 | |

# group balance sheet

| | Reviewed March 2007 US$ million | Audited Sept 2006 US$ million |
|---|---|---|
| **ASSETS** | | |
| Non-current assets | 4,253 | 3,997 |
| Property, plant and equipment | 3,284 | 3,129 |
| Plantations | 598 | 520 |
| Deferred taxation | 63 | 74 |
| Other non-current assets | 308 | 274 |
| Current assets | 1,569 | 1,500 |
| Inventories | 750 | 699 |
| Trade and other receivables | 581 | 577 |
| Cash and cash equivalents | 238 | 224 |
| Assets held for sale | – | 20 |
| **Total assets** | 5,822 | 5,517 |
| **EQUITY AND LIABILITIES** | | |
| Shareholders' equity | | |
| Ordinary shareholders' interest | 1,494 | 1,386 |
| Non-current liabilities | 2,497 | 2,465 |
| Interest-bearing borrowings | 1,626 | 1,634 |
| Deferred taxation | 374 | 336 |
| Other non-current liabilities | 497 | 495 |
| Current liabilities | 1,831 | 1,666 |
| Interest-bearing borrowings | 808 | 694 |
| Bank overdraft | 40 | 9 |
| Other current liabilities | 863 | 862 |
| Taxation payable | 120 | 101 |
| **Total equity and liabilities** | 5,822 | 5,517 |
| Number of shares in issue at balance sheet date (millions) | 227.9 | 227.0 |

# group cash flow statement

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|---|---|
| Operating profit | 117 | 59 | 209 | 108 |
| Depreciation, fellings and other amortisation | 111 | 117 | 223 | 231 |
| Other non-cash items (including impairment charges) | (53) | (59) | (105) | (100) |
| Cash generated by operations | 175 | 117 | 327 | 239 |
| Movement in working capital | (5) | (33) | (44) | (113) |
| Net finance costs | (22) | (23) | (68) | (68) |
| Taxation received (paid) | 1 | (5) | (3) | (12) |
| Dividends paid * | (68) | (68) | (68) | (68) |
| Cash retained from (absorbed by) operating activities | 81 | (12) | 144 | (22) |
| Cash utilised in investing activities | (36) | (78) | (191) | (152) |
| | 45 | (90) | (47) | (174) |
| Cash effects of financing activities | (39) | (91) | 55 | 3 |
| Net movement in cash and cash equivalents | 6 | (181) | 8 | (171) |

* Dividend number 83: 30 US cents per share (2006: 30 US cents per share)

# group statement of recognised income and expense

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|---|---|
| Pension fund asset not recognised | (2) | (2) | (4) | (4) |
| Deferred taxation on above | (1) | – | (1) | 1 |
| Valuation allowance against deferred tax asset and actuarial losses recognised | 6 | – | 5 | – |
| Exchange differences on translation of foreign operations | (35) | 31 | 78 | 20 |
| Net (expense) income recorded directly in equity | (32) | 29 | 78 | 17 |
| Profit for the period | 58 | 9 | 88 | 9 |
| Total recognised income for the period | 26 | 38 | 166 | 26 |

# notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2006 which are compliant with International Financial Reporting Standards.

   The preliminary results for the six month period ended March 2007 have been reviewed in terms of International Standards on Review Engagements 2400 by the group's auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company's registered offices. The results for the quarters ended 31 March 2007 and 31 December 2006 have not been audited or reviewed on a stand-alone basis by the auditors.

2. **Reconciliation of movement in shareholders' equity**

| | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|
| Balance – beginning of year | 1,386 | 1,589 |
| Total recognised income for the period | 166 | 26 |
| Dividends paid | (68) | (68) |
| Transfers to (from) participants of the share purchase trust | 8 | (1) |
| Share Based Payment Reserve | 2 | 4 |
| Balance – end of period | 1,494 | 1,550 |

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|---|---|
| **3. Operating profit** | | | | |
| Included in operating profit are the following non-cash items: | | | | |
| Depreciation and amortisation | | | | |
| Depreciation of property, plant and equipment | 93 | 98 | 188 | 195 |
| Other amortisation | 1 | 1 | 1 | 1 |
| | 94 | 99 | 189 | 196 |
| Fair value adjustment on plantations (included in cost of sales) | | | | |
| Changes in volume | | | | |
| Fellings | 17 | 18 | 34 | 35 |
| Growth | (18) | (21) | (35) | (35) |
| | (1) | (3) | (1) | – |
| Changes in fair value | (12) | (57) | (41) | (67) |
| | (13) | (60) | (42) | (67) |
| Included in other operating expenses (income) are the following: | | | | |
| Asset impairments | 1 | 5 | 1 | 6 |
| Restructuring provision (released) raised | (6) | 4 | (10) | 3 |
| Profit on sale of assets | (25) | (1) | (25) | (2) |
| Written off assets | – | 1 | – | 2 |

|  | | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|---|---|---|
| 4. | Headline earnings per share | | | | |
|  | Headline earnings per share (US cents) * | 17 | 5 | 30 | 6 |
|  | Weighted average number of shares in issue (millions) | 227.7 | 226.0 | 227.4 | 225.9 |
|  | Diluted headline earnings per share (US cents) * | 17 | 5 | 30 | 6 |
|  | Weighted average number of shares on fully diluted basis (millions) | 230.4 | 227.0 | 229.6 | 226.7 |
|  | Calculation of Headline earnings * | | | | |
|  | Profit for the period | 58 | 9 | 88 | 9 |
|  | Profit on disposal of business and property, plant and equipment | (19) | (2) | (19) | (2) |
|  | Write-off of assets | – | 1 | – | 2 |
|  | Impairment of property, plant and equipment | – | 4 | – | 5 |
|  | Headline earnings | 39 | 12 | 69 | 14 |

*Headline earnings disclosure is a listings requirement by the JSE Limited.*

| | | | | | |
|---|---|---|---|---|---|
| 5. | Capital expenditure | | | | |
|  | Property, plant and equipment | 76 | 67 | 214 | 139 |

|  | | Reviewed March 2007 US$ million | Audited Sept 2006 US$ million |
|---|---|---|---|
| 6. | Capital commitments | | |
|  | Contracted but not provided | 310 | 294 |
|  | Approved but not contracted | 167 | 255 |
|  |  | 477 | 549 |
| 7. | Contingent liabilities | | |
|  | Guarantees and suretyships | 47 | 52 |
|  | Other contingent liabilities | 13 | 11 |

8. **Assets held for sale**

Other operating income includes an amount of US$25 million in respect of the sale of the site of the Nash mill which was previously classified as "assets held for sale".

9. **Secondary Tax on Companies (STC)**

During the annual South African "budget speech" the Minister of Finance announced a rate reduction in South Africa's STC rate from 12.5% to 10% and the proposed replacement of STC with a tax on dividends. The rate reduction resulted in a US$2 million charge because of the write-down of the related STC asset. There is a remaining asset of US$10 million which may be impacted by the proposed change in legislation in this area.

# supplemental information

## *definitions*

**Average** – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

**EBITDA** – earnings before interest (net finance costs), tax, depreciation and amortisation

**EBITDA to sales** – EBITDA divided by sales

**Fellings** – the amount charged against the income statement representing the standing value of the plantations harvested

**Headline earnings** – as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

**NBSK** – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in pulp and paper industry for comparative purposes

**Net assets** – total assets less current liabilities

**Net asset value** – shareholders' equity plus net deferred tax

**Net asset value per share** – net asset value divided by the number of shares in issue at balance sheet date

**Net debt** – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

**Net debt to total capitalisation** – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

**ROE** – return on average equity. Net profit divided by average shareholders' equity

**RONA** – operating profit divided by average net assets

**RONOA** – operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

**SG&A** – selling, general and administrative expenses

*The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.*

# supplemental information

## additional information

| | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million |
|---|---|---|---|---|
| Profit for the period to EBITDA [1] reconciliation | | | | |
| Profit for the period | 58 | 9 | 88 | 9 |
| Net finance costs | 33 | 31 | 70 | 58 |
| Taxation – current | 9 | 7 | 15 | 15 |
| – deferred | 17 | 12 | 36 | 26 |
| Depreciation | 93 | 98 | 188 | 195 |
| Amortisation | 1 | 1 | 1 | 1 |
| EBITDA [1] [2] | 211 | 158 | 398 | 304 |

| | Reviewed March 2007 US$ million | Audited Sept 2006 US$ million |
|---|---|---|
| Net debt (US$ million) [3] | 2,236 | 2,113 |
| Net debt to total capitalisation (%) [3] | 46.2 | 46.4 |
| Net asset value per share (US$) [3] | 7.92 | 7.26 |

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS or US GAAP.

[2] The EBITDA calculation was amended at the beginning of the financial year to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: March 2006 quarter: decreased by US$18 million; March 2006 half-year: decreased by US$35 million.

[3] Refer to page 15, Supplemental Information for the definition of the term.

# supplemental information

## regional information

| | | Quarter ended March 2007 Metric tons (000's) | Quarter ended March 2006 Metric tons (000's) | % change | Half-year ended March 2007 Metric tons (000's) | Half-year ended March 2006 Metric tons (000's) | % change |
|---|---|---|---|---|---|---|---|
| Sales volumes | | | | | | | |
| Fine Paper – | North America | 376 | 365 | 3.0 | 748 | 709 | 5.5 |
| | Europe | 626 | 646 | (3.1) | 1,261 | 1,248 | 1.0 |
| | Southern Africa | 87 | 79 | 10.1 | 174 | 158 | 10.1 |
| | *Total* | 1,089 | 1,090 | (0.1) | 2,183 | 2,115 | 3.2 |
| Forest Products – | Pulp and paper operations | 378 | 347 | 8.9 | 709 | 702 | 1.0 |
| | Forestry operations | 258 | 372 | (30.6) | 529 | 748 | (29.3) |
| *Total* | | 1,725 | 1,809 | (4.6) | 3,421 | 3,565 | (4.0) |

| | | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million | % change |
|---|---|---|---|---|---|---|---|
| Sales | | | | | | | |
| Fine Paper – | North America | 371 | 367 | 1.1 | 745 | 712 | 4.6 |
| | Europe | 597 | 569 | 4.9 | 1,184 | 1,089 | 8.7 |
| | Southern Africa | 89 | 82 | 8.5 | 172 | 160 | 7.5 |
| | *Total* | 1,057 | 1,018 | 3.8 | 2,101 | 1,961 | 7.1 |
| Forest Products – | Pulp and paper operations | 245 | 215 | 14.0 | 452 | 427 | 5.9 |
| | Forestry operations | 16 | 23 | (30.4) | 32 | 43 | (25.6) |
| *Total* | | 1,318 | 1,256 | 4.9 | 2,585 | 2,431 | 6.3 |

# supplemental information

| | | Quarter ended March 2007 US$ million | Quarter ended March 2006 US$ million | % change | Reviewed Half-year ended March 2007 US$ million | Reviewed Half-year ended March 2006 US$ million | % change |
|---|---|---|---|---|---|---|---|
| **Operating profit** | | | | | | | |
| Fine Paper – | North America | 3 | (10) | – | 5 | (9) | – |
| | Europe | 44 | 6 | 633.3 | 57 | 20 | 185.0 |
| | Southern Africa | 2 | (2) | – | 3 | (2) | – |
| | *Total* | 49 | (6) | – | 65 | 9 | 622.2 |
| Forest Products | | 69 | 69 | – | 147 | 106 | 38.7 |
| Corporate and other | | (1) | (4) | – | (3) | (7) | – |
| *Total* | | 117 | 59 | 98.3 | 209 | 108 | 93.5 |
| **Earnings before interest, tax, depreciation and amortisation charges** | | | | | | | |
| Fine Paper – | North America | 29 | 19 | 52.6 | 57 | 50 | 14.0 |
| | Europe | 88 | 53 | 66.0 | 149 | 114 | 30.7 |
| | Southern Africa | 5 | 3 | 66.7 | 10 | 6 | 66.7 |
| | *Total* | 122 | 75 | 62.7 | 216 | 170 | 27.1 |
| Forest Products | | 90 | 87 | 3.4 | 185 | 140 | 32.1 |
| Corporate and other | | (1) | (4) | – | (3) | (6) | – |
| *Total* | | 211 | 158 | 33.5 | 398 | 304 | 30.9 |
| **Net operating assets** | | | | | | | |
| Fine Paper – | North America | 1,067 | 1,163 | (8.3) | 1,067 | 1,163 | (8.3) |
| | Europe | 1,864 | 1,781 | 4.7 | 1,864 | 1,781 | 4.7 |
| | Southern Africa | 156 | 177 | (11.9) | 156 | 177 | (11.9) |
| | *Total* | 3,087 | 3,121 | (1.1) | 3,087 | 3,121 | (1.1) |
| Forest Products | | 1,443 | 1,490 | (3.2) | 1,443 | 1,490 | (3.2) |
| Corporate and other | | 8 | 29 | (72.4) | 8 | 29 | (72.4) |
| *Total* | | 4,538 | 4,640 | (2.2) | 4,538 | 4,640 | (2.2) |

# supplemental information

## summary rand convenience translation

| | Quarter ended March 2007 | Quarter ended March 2006 | % change | Half-year ended March 2007 | Half-year ended March 2006 | % change |
|---|---|---|---|---|---|---|
| Sales (ZAR million) | 9,428 | 7,769 | 21.4 | 18,814 | 15,396 | 22.2 |
| Operating profit (ZAR million) | 837 | 365 | 129.3 | 1,521 | 684 | 122.4 |
| Profit for the period (ZAR million) | 415 | 56 | 641.1 | 640 | 57 | 1,022.8 |
| EBITDA (ZAR million) * | 1,509 | 977 | 54.5 | 2,897 | 1,925 | 50.5 |
| Operating profit to sales (%) | 8.9 | 4.7 | | 8.1 | 4.4 | |
| EBITDA to sales (%) * | 16.0 | 12.6 | | 15.4 | 12.5 | |
| Operating profit to average net assets (%) | 11.7 | 6.1 | | 10.3 | 5.3 | |
| EPS (SA cents) | 179 | 25 | 616.0 | 277 | 25 | 1,008.0 |
| Net debt (ZAR million) * | 16,245 | 13,391 | 21.3 | 16,245 | 13,391 | 21.3 |
| Net debt to total capitalisation (%) * | 46.2 | 44.3 | | 46.2 | 44.3 | |
| Cash generated by operations (ZAR million) | 1,252 | 724 | 72.9 | 2,380 | 1,514 | 57.2 |
| Cash from operating activities (ZAR million) | 579 | (74) | – | 1,048 | (139) | – |
| Net movement in cash and cash equivalents (ZAR million) | 43 | (1,120) | – | 58 | (1,083) | – |

*Refer to page 15, Supplemental Information for the definition of the term.*

## exchange rates

| | March 2007 | Dec 2006 | Sept 2006 | June 2006 | March 2006 |
|---|---|---|---|---|---|
| Exchange rates: | | | | | |
| Period end rate: US$ 1 = ZAR | 7.2650 | 7.0076 | 7.7738 | 7.1700 | 6.1655 |
| Average rate for the Quarter/Period: US$ 1 = ZAR | 7.1532 | 7.3358 | 7.2475 | 6.4658 | 6.1858 |
| Average rate for the YTD: US$ 1 = ZAR | 7.2783 | 7.3358 | 6.6039 | 6.4031 | 6.3334 |
| Period end rate: EUR 1 = US$ | 1.3358 | 1.3199 | 1.2672 | 1.2789 | 1.2119 |
| Average rate for the Quarter/Period: EUR 1 = US$ | 1.3160 | 1.2926 | 1.2744 | 1.2570 | 1.1983 |
| Average rate for the YTD: EUR 1 = US$ | 1.3021 | 1.2926 | 1.2315 | 1.2191 | 1.1964 |

*The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:*

*– Assets and liabilities at rates of exchange ruling at period end; and*

*– Income, expenditure and cash flow items at average exchange rates.*

# sappi ordinary shares



# ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



this report is available on the Sappi website
# www.sappi.com

Other interested parties can obtain printed copies of this report from:

**South Africa:**

Computershare Investor
Services 2004 Limited
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PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

**United States**
**ADR Depository:**

The Bank of New York
Investor Relations
PO Box 11258
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New York, NY 10286-1258
Tel +1 610 382 7836

**United Kingdom:**

Capita Registrars
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Printed on Magno Matt Satin 250g/m² and 150g/m²

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 9, 2007

SAPPI LIMITED,

By:     /s/M. R. Thompson
Name: M. R. Thompson
Title:  Chief Financial Officer